Exhibit 99.1

Administrative Court Dismisses Appeal by the State Revenue
Services of São Paulo Against Ituran’s Brazilian Subsidiary

Azour, Israel, December 15, 2014 –  Ituran Location & Control Ltd.'s (NASDAQ: ITRN, TASE: ITRN) ("Ituran") today announced that the Administrative Court in São Paulo, Brazil sided with Ituran and dismissed the appeal by the State Revenue Services of São Paulo against Ituran’s Brazilian Subsidiary with regard to a tax deficiency notice.

Ituran announced that on December 11, 2014, it received a letter from its legal advisors in Brazil stating that the appeal of the State Revenue Services of São Paulo to the full bench session at the Administrative Court, has been dismissed and such a decision is non-appealable.

The State of São Paulo has the option to file a motion for the clarification for issues which may be contradictory or lacking in clarity. It is noted that except in very rare cases, a motion for clarification cannot change the court's decision.

Commented Eyal Sheratzky, Co-CEO of Ituran, “While our issue with the Sao Paulo tax authorities has never affected our strategy in Brazil, it was always in the background. Our win at the Administrative Court takes a large weight off our shoulders and removes a long-standing overhanging legal issue with large associated costs. Additionally, this victory makes it less likely we will face similar issues with the Brazilian tax authorities in future. We are pleased to put this issue behind us and look forward to continuing our growth and expansion in Brazil.”

The background to the claim against Ituran’s Brazilian subsidiary, was filed on form 6-K on July 18, 2010, March 5, 2012 and on form F-20 (under the "Risk Factors" heading) filed on April 10, 2014.

In 2010, the State Revenue Services of São Paulo, Brazil issued a tax deficiency notice for the period of August 2005 up to December 2007, against Ituran's subsidiary in Brazil. The total amount was for Brazil Real R$123,969,000 (approximately US$47 million), out of which an amount of R$36,499,984 (approximately US$14 million) was due as the principal, plus interest in the sum of R$21,325,647 (approximately US$8 million), and a penalty in the sum of R$66,143,446 (approximately US$25 million). As of today, the aggregate sum claimed pursuant to the tax deficiency notice (which includes the principal amount, interest and penalties) are estimated approximately R$200,000,000 (US$75 million), as well as the cost of legal proceedings given this tax deficiency notice, as detailed in the aforementioned reports.

The provision on account of legal fees incurred by Ituran, amounted to approximately R$15 million (approximately US$5.7 million) in connection with the above-mentioned legal proceedings. These were already made in the Company’s Financial Statements in 2011.

It is further noted that the written decision of the Administrative Court has not been handed down yet, and it is expected to be published within the next 30 days. Therefore, the aforesaid remains subject to a written notice, as updated if required.

Furthermore, it is noted that the effect of aforesaid decision is limited to the period of August 2005 up to December 2007. It is possible that the State of São Paulo may issue additional tax deficiency notices to Ituran regarding the past 5 year period. However, Ituran stresses that it maintains its position, based among other things on the results of the aforesaid legal proceedings, that if such tax deficiency notices are issued in future, its chances of success in defending its position are overwhelmingly favorable.

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 795,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations
CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246